BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. (the "Company") Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the "Company" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.

300, 250 - Sixth Avenue S.W.

Calgary, Alberta T2P 3H7

Tel: (403) 262-1838

Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on July 13, 2005.

Item 3 - News Release

A News Release was issued on July 14, 2005 via Canada News Wire.

Item 4 - Summary of Material Change

Birch Mountain has announced that the that the Cabinet of the Alberta Government has issued an Order in Council authorizing Approval No. NR-2005-1 for the construction and operation of our Muskeg Valley Quarry for limestone production.

Item 5 - Full Description of Material Change

Birch Mountain has announced that announces that the Cabinet of the Alberta Government has issued an Order in Council authorizing Approval No. NR-2005-1 ("Approval") for the construction and operation of our Muskeg Valley Quarry for limestone production.

"With the Order in Council, all departmental operating permits can now be issued," says Senior Vice President, Don Dabbs. "The Approval sets out the key environmental and operating conditions, and Birch Mountain has developed procedures to ensure a smooth operation in full compliance with all of the conditions," adds Dabbs.

The Company is moving ahead on quarry start-up. "Birch Mountain is finalizing contracts for road construction and quarry operations. Construction is expected to begin in a couple of weeks, and the quarry will be operational later this summer", says Russ Gerrish, Vice President of Engineering and Operations.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Douglas J. Rowe, President and Chief Executive Officer

Telephone: (403) 262-1838

Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 14th day of July, 2005.